Exhibit 99.30

SKEENATM	skeenaresources.com

Condensed Interim

Consolidated Financial

Statements

Three and Six months ended June 30, 2021 and 2020

(Unaudited - Thousands of Canadian Dollars)

NOTICE TO READERS

The condensed interim consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised entirely of non-management directors.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
August 12, 2021

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – thousands of Canadian dollars)

	Note	June 30, 2021	December 31, 2020
ASSETS
Current
Cash and cash equivalents		$55,394	$37,821
Receivables	5	3,408	2,803
Marketable securities	10	1,200	-
Prepaid expenses	6	884	1,077
Current assets		60,886	41,701
Deposits	8	2,708	2,691
Exploration and evaluation interests	9	75,259	75,074
Marketable securities	10	5,670	2,985
Capital assets	11	18,638	15,385
Total assets		$163,161	$137,836
LIABILITIES
Current
Accounts payable and accrued liabilities		$13,838	$19,755
Current portion of lease liability	14	810	1,329
Flow-through share premium liability	13	351	1,335
Current liabilities		14,999	22,419
Long-term lease liability	14	1,058	1,305
Provision for closure and reclamation	15	4,875	5,161
Total liabilities		20,932	28,885
SHAREHOLDERS’ EQUITY
Capital stock	16	321,227	241,340
Reserves	16	38,372	29,085
Deficit		(217,370)	(161,474)
Total shareholders’ equity		142,229	108,951
Total liabilities and shareholders’ equity		$163,161	$137,836

GOING CONCERN (NOTE 1)
SUBSEQUENT EVENTS (NOTE 18)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – thousands of Canadian dollars)

		For the three months ended		For the six months ended
	Note	June 30		June 30
		2021	2020	2021	2020
ADMINISTRATIVE EXPENSES
Exploration and evaluation	9	$23,616	$4,949	$52,809	$9,770
Share-based payments	12,16	6,708	599	7,461	997
Wages	12	529	498	1,219	692
Communications		329	221	571	466
Professional fees		460	167	786	185
Office and administration		305	80	541	143
Consulting		1,164	472	1,890	554
Travel		-	17	1	30
Transfer agent and listing		162	7	244	29
Foreign exchange loss (gain)		(5)	-	15	12
Interest income		(53)	(159)	(132)	(202)
Accretion	14,15	26	29	64	63
Amortization	11	81	89	181	187
Finance Costs		3	-	3	-
Gain on marketable securities	10	(2,350)	(982)	(1,726)	(1,050)
Flow-through share premium
recovery	13	(4,991)	(750)	(8,031)	(1,560)
Gain on sale of mineral
property	7	-	(4,118)	-	(4,118)
Net loss and comprehensive loss for the period		$(25,984)	$(1,119)	$(55,896)	$(6,198)
Loss per share		$(0.46)	$(0.03)	$(1.01)	$(0.17)
Weighted average number of common shares outstanding	16	56,163,310	38,242,978	55,366,856	35,592,194

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – thousands of Canadian dollars)

	Capital Stock			Reserves			Total Shareholders’
	Shares	Amount	Options	Warrants & Rights	Total Reserves	Deficit	Equity

Balance at December 31, 2019	33,700,468	$99,185	$10,711	$2,874	$13,585	$(101,163)	$11,607
Private placements	7,450,084	33,262	-	-	-	-	33,262
Share issue costs	-	(1,186)	-	-	-	-	(1,186)
Exercise of options	295,195	1,014	(443)	-	(443)	-	571
Exercise of warrants	1,401,862	5,571	-	-	-	-	5,571
Flow-through share premium	-	(6,901)	-	-	-	-	(6,901)
Share-based payments	-	-	1,541	-	1,541	-	1,541
Loss for the period	-	-	-	-	-	(6,198)	(6,198)
Balance at June 30, 2020	42,847,609	$130,945	$11,809	$2,874	$14,683	$(107,361)	$38,267

Balance at December 31, 2020	54,185,452	$241,340	$14,885	$14,200	$29,085	$(161,474)	$108,951
Private placements and share issuance	5,834,495	79,053	-	-	-	-	79,053
Share issue costs	-	(2,933)	-	-	-	-	(2,933)
Exercise of options	2,072,945	10,814	(4,077)	-	(4,077)	-	6,737
Flow-through share premium	-	(7,047)	-	-	-	-	(7,047)
Share-based payments	-	-	8,364	-	8,364	-	8,364
Tahltan investment rights (Note 16)	-	-	-	5,000	5,000	-	5,000
Loss for the period	-	-	-	-	-	(55,896)	(55,896)
Balance at June 30, 2021	62,092,892	$321,227	$19,172	$19,200	$38,372	$(217,370)	$142,229

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – thousands of Canadian dollars)

	For the six months ended June 30
	2021	2020
OPERATING ACTIVITIES
Loss for the period	$(55,896)	$(6,198)
Items not affecting cash
Amortization (Note 11)	181	187
Accretion (Notes 14 and 15)	64	63
Share-based payments (Note 12 and Note 16)	7,461	997
Flow-through recovery (Note 13)	(8,031)	(1,560)
Unrealized gain on marketable securities (Note 10)	(834)	(1,049)
Realized gain on marketable securities (Note 10)	(892)	-
Gain on sale of mineral property (Note 7)	-	(4,118)
Items not affecting cash – Exploration and evaluation
Amortization (Note 11)	647	3
Accretion (Note 9)	35	1
Share-based payments (Note 9)	903	544
Changes in non-cash operating working capital
Receivables	(604)	344
Prepaid expenses	192	(1,558)
Accounts payable and accrued liabilities	(5,917)	(1,182)
Net cash used in operating activities	(62,691)	(13,526)
FINANCING ACTIVITIES
Net proceeds from share issuance	79,053	32,076
Proceeds from Tahltan Investment Rights (Note 16)	5,000	-
Proceeds from warrant exercises	-	5,571
Proceeds from option exercises	6,737	571
Share Issuances Costs	(2,933)	-
Net cash provided by financing activities	87,857	38,218
INVESTING ACTIVITIES
Proceeds from sale of mineral property (Note 7)	-	7,500
Lease payments (Note 14)	(956)	(226)
Exploration and evaluation asset additions (Note 9)	(475)	(14)
Purchase of marketable securities (Note 10)	(3,415)	-
Costs to prepare GJ property for sale (Note 7)	-	(355)
Proceeds from sale of marketable securities (Note 10)	1,256	23
Purchase of Capital Assets (Note 11)	(4,024)	(13)
Purchase of Surety Bonds (Note 8)	(17)	-
Proceeds from disposal of capital asset	38	-
Net cash (used in) provided by investing activities	(7,593)	6,915
Change in cash and cash equivalents during the period	17,573	31,607
Cash, beginning of the period	37,821	13,119
Cash and cash equivalents, end of the period	$55,394	$44,726

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

1.            NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The condensed interim consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has working capital of $45,887,000 at June 30, 2021, and consumed net cash used in operations of $62,691,000 for the period ended June 30, 2021. Prior to December 31, 2021, the Company must spend $1,120,536 on qualifying Canadian Exploration Expenditures (“CEE” as defined in the Canadian Income Tax Act) in addition to any non-qualifying expenditures that are required to be incurred (Note 13). The Company has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past through the sale of assets and the issuance of additional equity, there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of reserves, the ability to raise financing to complete the exploration and development of its properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. The condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.            BASIS OF PRESENTATION

Statement of Compliance and Accounting Policies

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared using the accounting policies as set out in the audited annual financial statements for the year ended December 31, 2020, with the adoption of updated policies described in Note 3. The disclosures which follow do not include all disclosures required for the annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereon for the year ended December 31, 2020.

The Board of Directors approved these condensed interim consolidated financial statements on August 12, 2021.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

2.            BASIS OF PRESENTATION (continued)

Basis of measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

3.            NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

The IASB has issued a number of amendments to standards and interpretations, some of which were not yet effective in 2021. Amendments not yet effective have not been applied in preparing these condensed interim consolidated financial statements. It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years.

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”.

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss. The amendment must be applied retrospectively, but only to items of mineral properties, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

3.            NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. Adoption of this amendment will result in the Company being unable to offset revenue during the ramp-up to commercial production from the capital cost of constructing the plant and equipment.

4.            RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: fair value through profit and loss (“FVTPL”); fair value through other comprehensive income (“FVTOCI”); and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	June 30,2021	December 31, 2020
Cash and cash equivalents	Amortized cost	$55,394	$37,821
Receivables not due from governments	Amortized cost	$161	$80
Marketable securities	FVTPL	$6,870	$2,985
Accounts payable and accrued liabilities	Amortized cost	$13,838	$19,755

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at June 30, 2021, the Company is exposed to market risk on its marketable securities. A10% decrease in the share price of the Company’s marketable securities (Note 10) would result in a $686,900 decrease to the Company’s marketable securities and a decrease of the same amount to the Company’s gain on marketable securities.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of June 30, 2021.

Other risks

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, or Goods and Services Tax.

	June 30,	December 31,
	2021	2020
Mineral Exploration Tax Credits	$1,313	$581
Goods and Services Tax	1,934	2,142
Other	161	80
Total	$3,408	$2,803

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

6.	PREPAID EXPENSES

	June 30,	December 31,
	2021	2020
Exploration	$572	$877
Communications	61	46
General and administrative	96	40
Insurance	155	114
Total	$884	$1,077

7.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property which it subsequently earned. On May 1, 2020 the Company completed the sale of the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited in exchange for $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

Summary of GJ Property sale:

Held-for-sale asset at December 31, 2019	$3,083
Costs incurred to prepare property for sale	355
Deposit recoverable	(56)
Capitalized cost prior to sale	3,382
Proceeds received	(7,500)
Gain on sale of mineral property at June 30, 2020	$(4,118)

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	Eskay	Spectrum	Office	Total
December 31, 2019	$1,269	$45	$-	$100	$1,414
Additions	-	11	45	1	57
Surety Collateral	(361)	1,626	-	-	1,265
Returned	-	(45)	-	-	(45)
December 31, 2020	$908	$1,637	$45	$101	$2,691
Additions	17	-	-	-	17
June 30, 2021	$925	$1,637	$45	$101	$2,708

The reclamation security required under the Mines Act (British Columbia) has been provided in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider and is shown as a deposit on the Company’s statement of financial position. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of improvements made to local infrastructure. The Company has provided surety covering a total $15,969,903 of reclamation security at June 30, 2021.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million and issued 81,250 post consolidation common shares to Barrick. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have a further three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22.5 million, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million. As at the date of these consolidated financial statements, Hochschild has not exercised this Option.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

Initial Option:

On December 18, 2017, Skeena announced that it had secured an option (the “Initial Option”) to acquire a 100% interest in the Eskay Creek property (“Eskay”) from Barrick located in the Golden Triangle of northwest British Columbia. Skeena has since renegotiated the Initial Option, described below. In order to earn the 100% interest, under the terms of the Initial Option agreement, Skeena was to have incurred $3,500,000 in exploration expenditures by December 18, 2020 (incurred) and was to have paid $17.7 million in cash.

Under the Initial Option, Barrick was to retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick was to retain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a Nl 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick would have been able to exercise this right under the Initial Option by forfeiting its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties would have formed a joint venture.

Definitive Agreement:

On October 2, 2020, Skeena and Barrick agreed to amend the terms of the Initial Option agreement, resulting in Skeena completing the acquisition of Eskay from Barrick. Under the renegotiated “Definitive Agreement” signed August 4, 2020, Barrick relinquished its right to repurchase 51% of Eskay Creek and instead, as a result of this transaction Barrick has become a significant shareholder in Skeena.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	The issuance to Barrick of 5,625,000 (post consolidation) units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 until October 2, 2022; and
•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

The common shares issued pursuant to the Definitive Agreement were valued at $59,400,000, and the warrants were valued at $11,325,981 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay, the Company acquired equipment valued at $125,813 and assumed an associated asset retirement obligation of $1,564 at the time of acquisition (Note 15).

At closing, Barrick announced that it owned approximately 12.4% of Skeena’s shares outstanding after closing. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings and to appoint a Director to Skeena’s Board of Directors.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 2,000,000 post consolidation common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 1,600,000 post consolidation common shares were issued to Eilat and 400,000 post consolidation common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the Spectrum Property’s carrying value to $Nil, determined in accordance with Level 3 of the fair value hierarchy.

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

Exploration and evaluation assets

Acquisition costs have been capitalised as follows:

	Eskay	Snip	Total
Total at December 31, 2019	$250	$1,587	$1,837
Adjust closure liability	-	305	305
Land costs[1]	72,932	-	72,932
Total at December 31, 2020	$73,182	$1,892	$75,074
Adjust closure liability	(98)	(192)	(290)
Additions	475	-	475
Total at June 30, 2021	$73,559	$1,700	$75,259

(1) Land costs relate to the purchase of the Eskay Creek Mine from Barrick, through the issuance of shares and warrants in Q4 2020. The total additions to exploration rights amounted to $72,164,212 with $767,828 relating to legal fees for the completion of this acquisition.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Exploration and evaluation costs have been incurred as follows:

Three months ended June 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$136	$24	$160
Fieldwork, camp support	4,079	1,664	5,743
Camp and Safety	1,723	180	1,903
Transportation and Logistics	1,507	760	2,267
Equipment Rental	1,731	103	1,834
Assays and analysis/storage	342	530	872
Community relations	17	-	17
Drilling	1,006	2,190	3,196
Environmental studies	1,151	52	1,203
Geology, geophysics, and geochemical	2,141	752	2,893
Fuel	527	211	738
Helicopter	707	630	1,337
Electrical	404	132	536
Metallurgy	70	5	75
Amortization	484	-	484
Accretion	15	-	15
Share based payments	306	144	450
BC METC Recovery & PST refund	(107)	-	(107)
Total for three months ended June 30, 2021	$16,239	$7,377	$23,616

Six months ended June 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$248	$41	$289
Fieldwork, camp support	6,669	2,822	9,491
Camp and Safety	4,336	402	4,738
Transportation and Logistics	3,686	2,113	5,799
Equipment Rental	6,438	713	7,151
Assays and analysis/storage	2,380	698	3,078
Community relations	38	-	38
Drilling	2,742	4,310	7,052
Environmental studies	2,102	581	2,683
Geology, geophysics, and geochemical	4,890	1,028	5,918
Fuel	1,404	625	2,029
Helicopter	1,020	1,791	2,811
Electrical	500	308	808
Metallurgy	169	10	179
Amortization (Note 11)	647	-	647
Accretion	35	-	35
Share based payments	627	276	903
BC METC Recovery & PST refund	(840)	-	(840)
Total for six months ended June 30, 2021	$37,091	$15,718	$52,809

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

Three months ended June 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$24	$-	$24
Fieldwork, camp support and local office	1,850	417	2,267
Assays, analysis and storage	52	9	61
Community relations	13	-	13
Drilling	52	-	52
Environmental studies	528	115	643
Geology, geophysics, and geochemical	823	261	1,084
Fuel	62	23	85
Helicopter	216	58	274
Electrical	4	-	4
Metallurgy	52	-	52
Amortization	3	-	3
Accretion	1	-	1
Share-based payments	363	23	386
Total for three months ended June 30, 2020	$4,043	$906	$4,949

Six months ended June 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$27	$46	$73
Fieldwork, camp support and local office	3,622	417	4,039
Assays, analysis and storage	360	26	386
Community relations	58	13	71
Drilling	1,039	-	1,039
Environmental studies	1,042	165	1,207
Geology, geophysics, and geochemical	1,479	332	1,811
Fuel	169	24	193
Helicopter	259	61	320
Electrical	12	-	12
Metallurgy	71	-	71
Amortization	3	-	3
Accretion	1	-	1
Share-based payments	511	33	544
Total for six months ended June 30, 2020	$8,653	$1,117	$9,770

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint Gold Inc. (“StrikePoint” or “SKP”) in exchange for 9,500,000 securities of StrikePoint, and a series of cash and share payments totalling $1,500,000. The initial fair value of the StrikePoint securities received was $1,472,500. On January 29, 2020, the Company received an additional 15,000,000 shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company.

Separately, on March 25, 2021 and April 15, 2021, Skeena purchased 121,500 and 5,547,142 common shares of QuestEx Gold & Copper Ltd. (“QuestEx” or “QEX”) for a total cost of $3,414,826.

	Number of shares		Cost	Fair Value
	SKP	QEX	SKP + QEX	QEX	SKP	Total
Balance at December 31,
2019	5,473,000	-	$848	-	246	$246
Received	15,000,000	-	750	-	750	750
Sold	(9,811,000)	-	(766)	-	(2,087)	(2,087)
Realized gain	-	-		-	1,321	1,321
Unrealized gain	-	-	-	-	2,755	2,755
Balance at December 31,
2020	10,662,000	-	$832	-	$2,985	$2,985
Purchased	-	5,668,642	3,415	$3,415	-	$3,415
Sold	(4,661,000)	-	(364)	-	(1,256)	(1,256)
Realized gain	-	-	-	-	892	892
Unrealized gain (loss)	-	-	-	2,255	(1,421)	834
Balance at June 30,
2021	6,001,000	5,668,642	$3,883	$5,670	$1,200	$6,870

The total fair value of marketable securities consists of Strikepoint shares valued at $1,200,200, and QuestEx shares valued at $5,668,642, classified as current and non-current items on the balance sheet, respectively. Strikepoint shares were previously recorded as non-current assets on the balance sheet at December 31, 2020.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

11.	CAPITAL ASSETS

	Computer
	Hardware			Leasehold	Right-of-use	Right-of-use
	&		Buildings and	Improvement	Asset-	Asset -
Cost	Software	Equipment	Structure	s	Office Lease	Equipment	Total
Balance, December 31, 2019	$156	$810	$-	$-	$1,658	$-	$2,624
Additions	37	384	8,587	2,511	25	2,522	14,066
Balance, December 31, 2020	$193	$1,194	$8,587	$2,511	$1,683	$2,522	$16,690
Additions	-	364	3,374	286	93	-	4,117
Transfer on Purchase	-	578	-	-	-	(578)	-
Disposals	-	(40)	-	-	-	-	(40)
Balance, June 30, 2021	$193	$2,096	$11,961	$2,797	$1,776	$1,944	$20,767
Accumulated Amortization
Balance, December 31, 2019	$109	$346	$-	$-	$237	$-	$692
Amortization - G&A	23	110	-	-	242	2	377
Amortization - E&E	-	-	-	-	-	236	236
Balance, December 31, 2020	$132	$456	$-	$-	$479	$238	$1,305
Amortization - G&A	10	11			153	7	181
Amortization - E&E (Note 9)	-	117	144	162	-	224	647
Disposal	-	(4)	-	-	-	-	(4)
Balance, June 30, 2021	$142	$580	$144	$162	$632	$469	$2,129
Carrying Value
Balance, December 31, 2020	$61	$738	$8,587	$2,511	$1,204	$2,284	$15,385
Balance, June 30, 2021	$51	$1,516	$11,817	$2,635	$1,144	$1,475	$18,638

Due to Covid-19 and the associated safety protocols, the Company was no longer able to rent excess rooms from other companies operating camps near Eskay Creek. Therefore, the Company has been required to establish its own buildings and camps. This has resulted in significant costs being added to buildings and structures during the period ended June 30, 2021. The buildings and structures, and leasehold improvements were placed into service in April 2021. The buildings and structures, and leasehold improvements are recorded at cost less accumulated depreciation, with depreciation calculated on a straight-line basis with a useful life of 15 years for the buildings, and depreciation calculated in line with the useful life leased asset for the leasehold improvements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Six months ended June 30,		Three months ended June 30,
	2021	2020	2021	2020
Director remuneration[1]	$118	$58	$59	$29
Officer & key management remuneration[1]	$748	$398	$374	$220
Share-based payments	$7,535	$1,014	$6,738	$652

1 Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three and six months ended June 30, 2021 and 2020. Related party share-based payment expenses are shown as a component of both administrative share-based compensation and of exploration expenditures (Note 9). Total share-based payments expense for the six months ended June 30, 2021 is comprised of $7,461,000 of administrative share-based compensation as well as an additional $903,000 included within exploration expenditures (Note 9) in the consolidated statement of loss and comprehensive loss.

Recoveries

During the six months ended June 30, 2021, the Company recovered $9,444 (period ended June 30, 2020 - $81,794) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30 2021 is $Nil (December 31, 2020 – $351,441) due to an officer, in relation in relation to key management compensation noted above.

Receivables

Included in receivables at June 30, 2021 is $18,793 (December 31, 2020 - $3,622) due from companies with common directors or officers, in relation to office rent and other recoveries.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2019	$3,991
Creation of flow-through share premium liability on issuance of flow-through shares	8,480
Settlement of flow-through share premium liability pursuant to qualified expenditures	(11,136)
Balance at December 31, 2020	$1,335
Creation of flow-through share premium liability on issuance of flow-through shares	7,047
Settlement of flow-through share premium liability pursuant to qualified expenditures	(8,031)
Balance at June 30, 2021	$351

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company had a commitment to incur $41,762,000 in qualifying CEE on or before December 31, 2021. As of December 31, 2020, the remaining commitment was $7,023,000 which was satisfied during the three months ended March 31, 2021.

Issued in 2021: As a result of the issuance of flow-through shares in 2021, the Company had a commitment to incur $21,553,164 in qualifying CEE on or before December 31, 2022. During the six months ended June 30, 2021, $20,432,628 of this commitment was satisfied, with $1,120,536 remaining.

Total: As of June 30, 2021, the remaining flow-through expenditure commitments are $1,120,536 by December 31, 2022

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2021

(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

14.	LEASE LIABILITY

The Company has recognized a lease liability on its office and equipment leases pursuant to IFRS 16.

	Office	Equipment	Total
Balance at December 31, 2019	$1,466	$-	$1,466
Liability recognized on adoption of IFRS 16	25	2,522	2,547
Lease payments	(309)	(1,222)	(1,531)
Accretion – G&A	92	-	92
Accretion – E&E	-	60	60
Balance at December 31, 2020	$1,274	$1,360	$2,634
Recognition of liability	93	-	93
Lease payments	(155)	(801)	(956)
Accretion – G&A	60	1	61
Accretion – E&E	-	36	36
Balance at June 30, 2021	$1,272	$596	$1,868

Current lease liability	$301	$1,028	$1,329
Long-term lease liability	973	332	1,305
Total lease liability at December 31, 2020	$1,274	$1,360	$2,634

Current lease liability	$326	$484	$810
Long-term lease liability	946	112	1,058
Total lease liability at June 30, 2021	$1,272	$596	$1,868

The following table provides a schedule of undiscounted lease liabilities as at June 30, 2021:

Lease payments due within:	Office	Equipment	Total
1 year	$326	$484	$810
1-3 years	653	112	765
4-5 years	293	-	293
After 5 years	-	-	-

SKEENA RESOURCES LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021
(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

15.       PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Eskay	Snip	Total
Balance at December 31, 2019	$-	$3,281	$3,281
Additions	1,564	-	1,564
Revision of estimate	-	305	305
Accretion	-	11	11
Balance at December 31, 2020	$1,564	$3,597	$5,161
Additions	-	-	-
Revision of estimate	(98)	(191)	(289)
Accretion	1	2	3
Balance at June 30, 2021	$1,467	$3,408	$4,875

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2021–0.11%, 2020–0%). Due to the 0.11% interest rate in 2021, accretion was recognized during the period ended June 30, 2021. These inputs are all subject to uncertainty. Any change in the closure and reclamation cost estimate is added or subtracted from the amount shown as Exploration and Evaluation Interests asset for the relevant property.

16.       CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

On June 10, 2021, the Company completed share consolidation of its common shares, the Company’s common shares have been consolidated at a ratio of four pre-consolidation shares to one post-consolidation share. All the comparative figures relating to common shares are shown post consolidation.

Private placements

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 3,250,000 (post consolidation) British Columbia super-flow- through shares at a price of $4.62 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 1,443,228 (post consolidation) British Columbia super-flow-through shares at a price of $4.62 per flow-through share and 2,756,856 (post consolidation) National flow- through shares at $4.20 per flow-through share.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick (Note 9) and Skeena now owns 100% of the Eskay Creek project. At closing, Barrick was issued 5,625,000 (post consolidation) units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $10.80 for a period of two years from issuance. The warrants were valued using the Black-Scholes option pricing model and have a fair value of $11,325,980.

SKEENA RESOURCES LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021
(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

16.       CAPITAL STOCK AND RESERVES (continued)

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 4,893,617 (post consolidation) common shares at a price of $9.40 per common share.

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,002 were raised by the issuance of 607,143 (post consolidation) flow-through shares at a price of $14 per flow- through share.

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,770,937 were raised by the issuance of 709,497 (post consolidation) flow-through shares at a price of $18 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 (post consolidation) flow-through shares at a price of $18 per flow-through share.

On April 12, 2021, the Company closed the third tranche of a non-brokered private placement offering, whereby gross proceeds of $4,282,227 were raised by the issuance of 237,902 (post consolidation) flow-through shares at a price of $18 per flow-through share. For all the issuances noted above relating to 2021, a flow through share premium of $7,047 was recorded.

On May 17, 2021, the Company closed the bought deal public offering, whereby gross proceeds of $57,500,003 which were raised by the issuance of 4,637,097 (post consolidation) common shares at a price of $12.40.

Equity incentive plans

The Company has a stock option plan and an incentive-share plan, under which it is authorized to grant options or shares to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the stock option plan, the exercise price of each option is at least the market price of the Company’s shares on the date of grant. Options can be granted for a maximum term of ten years and vest at the discretion of the Board of Directors.

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5 million into Skeena by purchasing 399,285 (post consolidation) Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

1.         119,785 Rights: earlier of Milestone achievement or April 16, 2022

2.         119,785 Rights: earlier of Milestone achievement or April 16, 2022

3.         79,857 Rights: earlier of Milestone achievement or April 16, 2022

4.         79,858 Rights: earlier of Milestone achievement or April 16, 2024

SKEENA RESOURCES LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021
(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

16.       CAPITAL STOCK AND RESERVES (continued)

On July 19, 2021, milestones two and three set forth within the agreement were met, and as such, a portion of the Rights were converted to common shares (Note 18).

Share-based payments

On January 17, 2020, the Company granted 735,000 (post consolidation) incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $4.16. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,169.

On January 17, 2020, the Company approved the reservation of 48,077 (post consolidation) common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On May 8, 2020, the Company granted 1,050,000 (post consolidation) incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on May 8, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $4.48. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,090,819.

On July 27, 2020, 75,000 (post consolidation) incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $11.72. The options were valued using the Black- Scholes option pricing model and had a fair value of $398,718.

On November 27, 2020, the Company granted 1,367,500 (post consolidation) incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on November 27, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $10.08. The options were valued using the Black-Scholes option pricing model and had a fair value of $6,378,256.

On June 25, 2021, the Company granted 2,592,322 (post consolidation) incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US Citizens employed or acting as Directors of the Company vest immediately. Each option will allow the holder thereof to purchase one common share of the

SKEENA RESOURCES LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021
(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

16.       CAPITAL STOCK AND RESERVES (continued)

Company at a price of $13.58. The options were valued using the Black-Scholes option pricing model and had a fair value of $17,375,580

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted Average inputs used were as follows:

	Warrants		Stock Options
	2021	2020	2021	2020
Expected life	-	2.0 yrs	3.1 yrs	3.0 yrs
Annualized volatility	-	72%	78%	72%
Dividend rate	-	0.00%	0%	0.00%
Forfeiture rate	-	0.00%	3.08%	4.22%
Fair value of a share at grant date	-	$4.04	$13.58	$6.96
Risk-free interest rate	-	0.25%	0.65%	0.57%

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
		Weighted		Weighted
		Average		Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, December 31, 2019	2,490,627	$3.82	2,648,750	$2.32
Exercised	(1,401,862)	$3.97	(507,278)	$1.99
Expired	(1,088,765)	$3.61	-	-
Cancelled	-	-	(94,000)	$2.81
Issued/granted	2,812,500	$10.80	3,227,500	$6.95
Outstanding, December 31, 2020	2,812,500	$10.80	5,274,972	$5.16
Exercised	-	-	(2,072,945)	$3.07
Cancelled	-	-	(124,498)	$1.96
Issued/Granted	-	-	2,592,322	$3.07
Outstanding, June 30, 2021	2,812,500	$10.80	5,669,851	$9.78
Exercisable, June 30, 2021	2,812,500	$10.80	1,520,861	$5.20

The weighted average share price at the date of exercise of the stock options was $13.40 during the period ended June 30, 2021.

The weighted average remaining contractual life of the stock options is 4.32 years (December 31, 2020 – 3.84 years). The weighted average remaining contractual life of the warrants is 1.26 years (December 31, 2020–1.75 years).

As at June 30, 2021, incentive stock options outstanding were as follows:

SKEENA RESOURCES LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021
(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

16.       CAPITAL STOCK AND RESERVES (continued)

		Exercise
	Number	Price	Expiry Date
Options	5,000	$6.00	July 25, 2021
	55,000	$4.00	January 31, 2022
	217,000	$3.08	January 15, 2023
	38,750	$1.64	April 15, 2024
	213,100	$1.80	August 7, 2024
	471,927	$4.16	January 17, 2025
	728,001	$4.48	May 8, 2025
	50,000	$11.72	July 27, 2025
	1,298,751	$10.08	November 27, 2025
	2,592,322	$13.58	June 25, 2026
	5,669,851
Warrants	2,812,500	$10.80	October 2, 2022
	2,812,500	$10.80

As at June 30, 2020, incentive stock options and share purchase warrants outstanding were as follows:

		Exercise
	Number	Price	Expiry Date
Options	157,500	$4.00	June 23, 2021
	90,000	$6.00	July 25, 2021
	99,375	$4.00	January 31, 2022
	320,500	$3.08	January 15, 2023
	715,750	$1.64	April 15, 2024
	907,930	$1.80	August 7, 2024
	735,000	$4.16	January 27, 2025
	1,050,000	$4.48	May 8, 2025
	4,076,055
Warrants	-	$-	N/A

SKEENA RESOURCES LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2021
(Unaudited – thousands of Canadian dollars within tables, unless otherwise noted)

17.       CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the condensed interim consolidated financial statements of the Company.

The Company has previously had operations in other countries and has not yet completed the formal process of dissolution of some subsidiary companies. There may be amounts owed by those subsidiary companies, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000 (Note 9).

18.       SUBSEQUENT EVENTS

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the Tahltan Central Government were met (Note 16). As a result of achieving these milestones, 199,642 Rights were converted into 199,642 post-consolidation common shares.

Subsequent to June 30, 2021, incentive stock options totalling 68,792 have been exercised at prices ranging from $1.80 to $10.08 for total proceeds to the Company of $297,598.